SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Bayou City Exploration, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07301P 204

(CUSIP Number)

Stephen C. Larkin

632 Adams Street, Suite 700
Bowling Green, Kentucky 42101

(270) 842-2421

With copy to:

Jeffrey M. McPhaul

Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600

Dallas, Texas 75251

(972) 628-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07301P 204
1. Names of Reporting Persons. Robert D. Burr
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,981
8. Shared Voting Power 285,000
9. Sole Dispositive Power 9,981
10. Shared Dispositive Power 285,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 294,981
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.8%
14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 07301P 204
1. Names of Reporting Persons. Doris R. Burr
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 285,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 285,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 285,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 28.8%
14. Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012 (the “Schedule 13D”) relating to the common stock, par value $0.005 per share (“Common Stock”), of Bayou City Exploration, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

On November 11, 2013, the Board of Directors of the Issuer approved a “going private” transaction through an amendment to the Issuer’s articles of incorporation to effect a reverse stock split of the Common Stock at a ratio of 1 for 20,000 in order to reduce the number of holders of record of its Common Stock to fewer than 300 (the “Reverse Split”). In the Reverse Split, each 20,000 shares of Common Stock outstanding as of the effective date of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Split shares, the Issuer will make a cash payment equal to $1.43 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Issuer, will no longer be stockholders of the Issuer and will be entitled to receive only a cash payment equal to $1.43 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who are expected to be cashed out as a result of the Reverse Split own, in the aggregate, approximately 34.8% of the Common Stock outstanding immediately before the Reverse Split.

After the completion of the Reverse Split, the Issuer will effect a 20,000-for-1 forward stock split (the “Forward Stock Split”, and together with the Reverse Split, the “Transaction”) for those stockholders who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 20,000. On November 11, 2013, stockholders (including the reporting persons) holding approximately 56% of the issued and outstanding pre-Reverse Split shares of Common Stock of the Issuer approved the Transaction by written consent.

Upon the completion of the Transaction, the Issuer intends to file a Form 15 with the SEC to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its duty to file periodic reports and other information with the SEC.

The funding for the cash payment for the shares in connection with the Transaction will be provided by the Issuer.

Except as otherwise set forth herein, neither of the reporting persons has specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

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Notwithstanding the foregoing, each reporting person plans and proposes to review and analyze such reporting person’s investment in the Issuer on a continuing basis. As a result, each reporting person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of Schedule 13D is hereby amended and restated as follows:

(a) As reported in the Issuer’s Preliminary Schedule 14C Information Statement filed with the SEC on November 18, 2013, after giving effect to the Transaction including the purchase of fractional shares in connection with the Reverse Split, the Issuer is expected to have 645,610 shares of Common Stock issued and outstanding. The number of shares held by each of the reporting persons will remain the same after the completion of the Transaction; however, based on an assumed cash-out of approximately 344,607 shares of Common Stock, the percentage ownership of the Common Stock of Mr. Burr is expected to increase to approximately 45.7% and the percentage ownership of the Common Stock of Mrs. Burr (which is included in the percentage ownership of the Common Stock of Mr. Burr) is expected to increase to approximately 44.14%.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert D. Burr

By: /s/ Robert D. Burr
Name: Robert D. Burr
Date: November 18, 2013

Doris R. Burr

By: /s/ Doris R. Burr
Name: Doris R. Burr
Date: November 18, 2013

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